Exhibit 99.1

Yandex Announces Fourth Quarter and Full-Year 2015 Financial Results

MOSCOW, Russia, and AMSTERDAM, the Netherlands, February 16, 2016 — Yandex (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2015.

Q4 2015 Financial Highlights(1)(2)

•                  Revenues of RUB 18.1 billion ($248.3 million), up 23% compared with Q4 2014

•                  Ex-TAC revenues (excluding traffic acquisition costs) up 24% compared with Q4 2014

•                  Income from operations of RUB 2.7 billion ($37.5 million), down 39% compared with Q4 2014

•                  Adjusted EBITDA of RUB 6.6 billion ($90.0 million), up 8% compared with Q4 2014

•                  Operating margin of 15.1%

•                  Adjusted EBITDA margin of 36.3%

•                  Adjusted ex-TAC EBITDA margin of 45.6%

•                  Net income of RUB 2.9 billion ($39.1 million), down 62% compared with Q4 2014

•                  Adjusted net income of RUB 3.6 billion ($49.8 million), down 8% compared with Q4 2014

•                  Net income margin of 15.8%

•                  Adjusted net income margin of 20.1%

•                  Adjusted ex-TAC net income margin of 25.3%

•                  Cash, cash equivalents, term deposits and short-term investments in debt securities of RUB 60.7 billion ($832.9 million) as of December 31, 2015

FY 2015 Financial Highlights(1)(2)

•                  Revenues of RUB 59.8 billion ($820.4 million), up 18% compared with FY 2014

•                  Ex-TAC revenues (excluding traffic acquisition costs) up 19% compared with FY 2014

•                  Income from operations of RUB 9.6 billion ($131.6 million), down 37% compared with FY 2014

•                  Adjusted EBITDA of RUB 21.0 billion ($287.7 million), flat compared with FY 2014

•                  Operating margin of 16.0%

•                  Adjusted EBITDA margin of 35.1%

•                  Adjusted ex-TAC EBITDA margin of 44.6%

•                  Net income of RUB 9.7 billion ($132.8 million), down 43% compared with FY 2014

•                  Adjusted net income of RUB 12.2 billion ($167.1 million), down 11% compared with FY 2014

•                  Net income margin of 16.2%

•                  Adjusted net income margin of 20.4%

•                  Adjusted ex-TAC net income margin of 25.9%

“I am very proud of our accomplishments in 2015,” said Arkady Volozh, Chief Executive Officer of Yandex. “In the face of economic headwinds and a highly competitive environment, we managed to stabilize our market share, improve product quality, significantly increase the size of our web index, and introduce a sophisticated new auction model that is already having a material impact on monetization.”

“Q4 was an excellent quarter in which we delivered strong top line growth at 23% year-over-year and served a record number of advertisers,” said Alexander Shulgin, Chief Operating Officer of Yandex.  “We

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 72.8827 to $1.00, the official exchange rate quoted as of December 31, 2015 by the Central Bank of the Russian Federation.

(2)  The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable US GAAP measures.

continued to broaden our business beyond search with the creation of three new business units — Yandex.Taxi, Auto.ru, and Yandex.Market — in which we will invest aggressively to accelerate growth in 2016.”

The following table provides a summary of key financial results for the three and twelve months ended December 31, 2014 and 2015:

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUB millions	2014	2015	Change	2014	2015	Change
Revenues	14,667	18,094	23%	50,767	59,792	18%
Ex-TAC revenues(2)	11,572	14,374	24%	39,691	47,051	19%
Income from operations	4,478	2,728	-39%	15,323	9,593	-37%
Adjusted EBITDA(2)	6,078	6,560	8%	21,052	20,969	0%
Net income	7,572	2,851	-62%	17,020	9,679	-43%
Adjusted net income(2)	3,967	3,632	-8%	13,751	12,179	-11%

Q4 2015 Operational and Corporate Highlights

•                  Share of Russian search market (including mobile) averaged 57.3% in Q4 2015 compared to 57.1% in Q3 2015 (according to LiveInternet)

•                  Search queries in Russia grew 5% compared with Q4 2014

•                  The number of advertisers increased to 394,000, up 24% from Q4 2014 and up 11% from Q3 2015

•                  Launched cooperation with Microsoft to deliver Windows 10 with Yandex search in Russia, Ukraine, Turkey and several other countries

Revenues

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUB millions	2014	2015	Change	2014	2015	Change
Advertising revenues:
Text-based advertising
Yandex websites	9,965	11,925	20%	35,228	40,243	14%
Ad network	3,270	4,411	35%	11,410	14,506	27%
Total text-based advertising	13,235	16,336	23%	46,638	54,749	17%
Display advertising
Yandex websites	997	958	-4%	3,034	2,856	-6%
Ad network	184	224	22%	475	605	27%
Total display advertising	1,181	1,182	0%	3,509	3,461	-1%
Total advertising revenues	14,416	17,518	22%	50,147	58,210	16%
Other	251	576	129%	620	1,582	155%
Total revenues	14,667	18,094	23%	50,767	59,792	18%

Text-based advertising revenues grew 23% compared with Q4 2014 and continued to determine overall top-line performance, contributing 90% of total revenues in Q4 2015.

Text-based advertising revenues from Yandex websites increased 20% compared with Q4 2014 and accounted for 66% of total revenues during Q4 2015.

Text-based advertising revenues from our ad network increased 35% compared with Q4 2014 and contributed 24% of total revenues during Q4 2015, 2 percentage points higher than in Q4 2014.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 10% in Q4 2015 compared with Q4 2014. Our average cost per click in Q4 2015 grew 12% compared with Q4 2014.

Display advertising revenue, accounting for 7% of total revenues in Q4 2015, was flat compared with Q4 2014.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), depreciation and amortization expenses (D&A) and goodwill impairment. Apart from D&A and goodwill impairment, each of the above expense categories includes personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories, excluding goodwill impairment, reflect investments in overall growth. In Q4 2015, Yandex added 51 full-time employees, an increase of 1% from September 30, 2015, and down 3% from December 31, 2014. The total number of full-time employees was 5,463 as of December 31, 2015.

Costs of revenues, including traffic acquisition costs (TAC)

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUB millions	2014	2015	Change	2014	2015	Change
TAC:
Related to the Yandex ad network	2,102	2,669	27%	7,520	8,981	19%
Related to distribution partners	993	1,051	6%	3,556	3,760	6%
Total TAC	3,095	3,720	20%	11,076	12,741	15%
Total TAC as a % of total revenues	21.1%	20.6%		21.8%	21.3%
Other cost of revenues	912	1,077	18%	3,260	4,069	25%
Other cost of revenues as a % of revenues	6.2%	6.0%		6.4%	6.8%
Total cost of revenues	4,007	4,797	20%	14,336	16,810	17%
Total cost of revenues as a % of revenues	27.3%	26.5%		28.2%	28.1%

TAC decreased as a percentage of total revenues from 21.1% in Q4 2014 to 20.6% in Q4 2015 and grew 20% compared with Q4 2014. Our ad network TAC grew 27% in Q4 2015 compared with Q4 2014, slower than revenues from our advertising network, primarily reflecting changes in our partner revenue mix. This partner TAC includes traffic acquisition costs related to both our text-based and our display advertising networks.

Other cost of revenues in Q4 2015 increased 18% compared with Q4 2014.

Product development

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUB millions	2014	2015	Change	2014	2015	Change
Product development	2,673	3,606	35%	8,842	13,421	52%
As a % of revenues	18.2%	19.9%		17.4%	22.5%

Growth in product development costs in Q4 2015 primarily relates to salary increases we implemented in early 2015, as well as increases in our rent expenses attributable to the material appreciation of the U.S. dollar in Q4 2015 compared to Q4 2014, since the rent for our Moscow headquarters is U.S. dollar-denominated. In 2015, development headcount decreased 1% from 3,329 as of December 31, 2014, to 3,286 as of December 31, 2015, with 13 employees added since September 30, 2015.

Selling, general and administrative (SG&A)

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUB millions	2014	2015	Change	2014	2015	Change
Sales, general and administrative	2,303	4,112	79%	7,782	11,601	49%
As a % of revenues	15.7%	22.7%		15.3%	19.4%

SG&A costs grew 79% in Q4 2015 compared to Q4 2014. The growth was mainly driven by an increase in advertising and marketing spending aimed to support our core products and our business units.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUB millions	2014	2015	Change	2014	2015	Change
SBC expense included in cost of revenues	32	43	34%	101	168	66%
SBC expense included in product development	254	629	148%	780	1,860	138%
SBC expense included in SG&A	90	221	146%	329	690	110%
Total SBC expense	376	893	138%	1,210	2,718	125%
As a % of revenues	2.6%	4.9%		2.4%	4.5%

Total SBC expense increased 138% in Q4 2015 compared with Q4 2014. The increase is primarily related to the material appreciation of the U.S. dollar during Q4 2015 as well as to new equity-based grants made in 2014 and 2015.

Depreciation and amortization (D&A) expense

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUB millions	2014	2015	Change	2014	2015	Change
Depreciation and amortization	1,206	2,275	89%	4,484	7,791	74%
As a % of revenues	8.2%	12.6%		8.8%	13.0%

D&A expense increased 89% in Q4 2015 compared with Q4 2014 and primarily reflected investments in servers and data centers made in 2014 and the first half of 2015.

Goodwill impairment

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUB millions	2014	2015	Change	2014	2015	Change
Goodwill impairment	—	576	n/m	—	576	n/m
As a % of revenues	0.0%	3.2%		0.0%	1.0%

The goodwill impairment recorded in Q4 2015 of RUB 576 million relates to Kinopoisk acquisition and was a result of the Company’s annual goodwill impairment test reflecting more conservative projected free cash flows.

As a result of the factors described above, income from operations was RUB 2.7 billion ($37.5 million) in Q4 2015, a 39% decrease from Q4 2014, while adjusted EBITDA reached RUB 6.6 billion ($90.0 million) in Q4 2015, up 8% from Q4 2014.

Interest income, net in Q4 2015 was RUB 489 million, up from RUB 257 million in Q4 2014.

Foreign exchange gain in Q4 2015 was RUB 1,109 million, compared with a foreign exchange gain of RUB 4,707 million in Q4 2014. This gain is due to the material appreciation of the U.S. dollar during Q4 2015 from RUB 66.2367 to $1.00 on September 30, 2015, to RUB 72.8827 to $1.00 on December 31, 2015. Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within Other income, net in the statements of income. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in an upward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q4 2015.

Income tax expense for Q4 2015 was RUB 1,503 million, down from RUB 2,338 million in Q4 2014. Our effective tax rate of 34.5% was higher in Q4 2015 than in Q4 2014 due to the effects of goodwill impairment, certain allowances recognized in Q4 2015, as well as an increase in SBC expense which is non-deductible. Adjusted for these effects, our effective tax rate is 25.8%, compared with 23.6% in Q4 2014.

Adjusted net income in Q4 2015 was RUB 3.6 billion ($49.8 million), an 8% decrease from Q4 2014.

Adjusted net income margin was 20.1% in Q4 2015, compared with 27.0% in Q4 2014.

Net income was RUB 2.9 billion ($39.1 million) in Q4 2015, down 62% compared with Q4 2014.

As of December 31, 2015, Yandex had cash, cash equivalents, term deposits and short-term investments in debt securities of RUB 60.7 billion ($832.9 million).

Net operating cash flow and capital expenditures for Q4 2015 were inflow of RUB 5.5 billion ($75.5 million) and outflow of RUB 1.7 billion ($22.8 million), respectively.

During Q4 2015, we repurchased $24.9 million in principal amount of our 1.125% convertible senior notes due 2018 for approximately $21.5 million.

The total number of shares issued and outstanding as of December 31, 2015 was 319,252,172, including 271,356,566 Class A shares, 47,895,605 Class B shares, and one Priority share and excluding 10,804,582 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also employee share options outstanding to purchase up to an additional 4.0 million shares, at a weighted average exercise price of $5.94 per share, all of which, excluding approximately 40,000 options, were fully vested; equity-settled share appreciation rights (SARs) equal to 0.3 million shares, at a weighted average measurement price of $27.27, 0.2 million of which were fully vested; and restricted share units (RSUs) covering 7.4 million shares, of which RSUs to acquire 1.8 million shares were fully vested.

Financial outlook

We expect our ruble-based revenue to grow in the range of 12% to 18% in the full year 2016 compared with 2015.

This outlook reflects our current and preliminary view, based on the trends that we currently see.

Conference Call Information

Yandex’s management will hold an earnings conference call on February 16, 2016 at 8:00 AM U.S. Eastern Time (4:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 646 254 3365

UK/International: +44 (0) 20 3427 1908

Russia: 8 800 500 9311

Passcode: 8412945#

A replay of the call will be available until February 22, 2016. To access the replay, please dial:

US: +1 866 932 5017,

UK/International: +44 (0) 20 3427 0598

Russia: 8 10 800 2870 1012

Passcode: 8412945#

A live and archived webcast of this conference call will be available at

http://edge.media-server.com/m/p/qgc3d7gr

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex operates Russia’s most popular search engine and also serves Ukraine, Belarus, Kazakhstan and Turkey.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2016. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of February 16, 2016, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC)

•                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) share-based compensation expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations, (4) goodwill impairment related to Kinopoisk and (5) provision for income taxes, less (A) interest income and (B) other income, net

•                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues

•                  Adjusted net income means US GAAP net income plus (1) share-based compensation expense adjusted for the income tax reduction attributable to share-based compensation expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations, (3) impairment of investment in equity securities recorded in Q3 2014 adjusted for reduction in income tax attributable to impairment of investment in such securities, (4) goodwill impairment related to Kinopoisk and (5) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax; less (A) foreign exchange gains adjusted for the increase in income tax attributable to the foreign exchange gains and (B) gain from repurchases of our convertible notes adjusted for the related increase in income tax

•                  Adjusted net income margin means adjusted net income divided by US GAAP revenues

•                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain US GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted

EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under US GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Impairment of investment in equity securities

Adjusted net income for Q3 2014 excludes a loss from the impairment of our equity investment in Blekko Inc. We review our investments quarterly for indicators of other-than-temporary impairment. In Q3 2014 our review identified certain adverse external and internal events indicating that the decline in fair value of our investment in Blekko Inc. is other-than-temporary and recorded an impairment charge of RUB 700 million. We believe that it is useful to present adjusted net income and related margin measures excluding impacts not related to our core operations.

Goodwill impairment

Adjusted net income and adjusted EBITDA for Q4 2015 exclude a loss from goodwill impairment related to Kinopoisk. We test our goodwill annually for impairment. In Q4 2015, we recognized a goodwill impairment charge for RUB 576 million which is the amount by which the carrying value of goodwill exceeds its implied fair value. We believe that it is useful to present adjusted net income and related margin measures excluding impacts not indicative of our ongoing operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gain from repurchases of convertible debt

Adjusted net income also excludes a gain from repurchase of $24.9 million in principal of our 1.125%

convertible senior notes due 2018 for approximately $21.5 million that we recorded in Q4 2015. We have eliminated this gain from adjusted net income as it is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	December 31,	December 31,
	2014*	2015	2015
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	17,645	24,238	332.6
Term deposits	5,863	15,150	207.9
Investments in debt securities	3,124	2,915	40.0
Accounts receivable, net	3,703	5,586	76.6
Prepaid expenses	1,508	1,505	20.6
Other current assets	3,736	3,835	52.6
Total current assets	35,579	53,229	730.3

Property and equipment, net	17,107	24,337	333.9
Intangible assets, net	2,425	2,511	34.5
Goodwill	8,920	8,581	117.7
Long-term prepaid expenses	1,436	1,488	20.5
Restricted cash	932	533	7.3
Term deposits	25,663	18,399	252.4
Investments in non-marketable equity securities	871	1,122	15.4
Deferred tax assets	56	226	3.1
Other non-current assets	1,605	1,392	19.1
TOTAL ASSETS	94,594	111,818	1,534.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5,053	6,994	96.0
Taxes payable	2,930	2,800	38.4
Deferred revenue	1,808	1,875	25.7
Total current liabilities	9,791	11,669	160.1
Convertible debt	26,123	27,374	375.6
Deferred tax liabilities	1,464	1,552	21.3
Other accrued liabilities	1,480	1,126	15.4
Total liabilities	38,858	41,721	572.4

Commitments and contingencies
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: € 0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01 , Class B €0.10 and Class C € 0.09 ); shares authorized (Class A: 1,000,000,000, Class B: 71,870,411 and 61,295,523, and Class C: 71,870,411 and 61,295,523); shares issued (Class A: 267,970,405 and 282,161,148, Class B: 62,051,348 and 47,895,605, and Class C: 8,919,063 and 12,000,000, respectively); shares outstanding (Class A: 255,592,322 and 271,356,566, Class B: 62,051,348 and 47,895,605, and Class C: nil)	182	75	1.0
Treasury shares at cost (Class A: 12,378,083 and 10,804,582)	(14,179)	(12,531)	(171.9)
Additional paid-in capital	16,192	17,257	236.8
Accumulated other comprehensive income	1,023	3,099	42.5
Retained earnings	52,518	62,197	853.4
Total shareholders’ equity	55,736	70,097	961.8
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	94,594	111,818	1,534.2

* In Q4 2015, Yandex elected to early adopt Accounting Standards Update (“ASU”) No. 2015-03—Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires the presentation of debt issuance costs as a direct deduction from the related debt liability rather than an asset, on a retrospective basis. In Q4 2015, Yandex also elected to early adopt ASU No. 2015-17—Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires the classification of deferred tax liabilities and assets as non-current, on a retrospective basis. Prior period amounts have been adjusted accordingly

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended December 31,
	2014	2015	2015
	RUB	RUB	$

Revenues	14,667	18,094	248.3
Operating costs and expenses:
Cost of revenues(1)	4,007	4,797	65.8
Product development(1)	2,673	3,606	49.5
Sales, general and administrative(1)	2,303	4,112	56.4
Depreciation and amortization	1,206	2,275	31.2
Goodwill impairment	—	576	7.9
Total operating costs and expenses	10,189	15,366	210.8
Income from operations	4,478	2,728	37.5
Interest income, net	257	489	6.7
Other income, net	5,175	1,137	15.5
Net income before income taxes	9,910	4,354	59.7
Provision for income taxes	2,338	1,503	20.6
Net income	7,572	2,851	39.1
Net income per Class A and Class B share:
Basic	23.83	8.93	0.12
Diluted	23.44	8.82	0.12
Weighted average number of Class A and Class B shares outstanding
Basic	317,775,863	319,101,598	319,101,598
Diluted	323,082,053	323,077,175	323,077,175

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	32	43	0.6
Product development	254	629	8.6
Sales, general and administrative	90	221	3.1

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Twelve months ended December 31,
	2014*	2015	2015
	RUB	RUB	$

Revenues	50,767	59,792	820.4
Operating costs and expenses:
Cost of revenues(1)	14,336	16,810	230.6
Product development(1)	8,842	13,421	184.1
Sales, general and administrative(1)	7,782	11,601	159.3
Depreciation and amortization	4,484	7,791	106.9
Goodwill impairment	—	576	7.9
Total operating costs and expenses	35,444	50,199	688.8
Income from operations	15,323	9,593	131.6
Interest income, net	856	1,744	23.9
Other income, net	6,296	2,259	31.0
Net income before income taxes	22,475	13,596	186.5
Provision for income taxes	5,455	3,917	53.7
Net income	17,020	9,679	132.8
Net income per Class A and Class B share:
Basic	53.30	30.39	0.42
Diluted	52.27	29.90	0.41
Weighted average number of Class A and Class B shares outstanding
Basic	319,336,782	318,541,887	318,541,887
Diluted	325,610,277	323,713,437	323,713,437

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	101	168	2.3
Product development	780	1,860	25.5
Sales, general and administrative	329	690	9.5

* Derived from audited financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended December 31,
	2014	2015	2015
	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	7,572	2,851	39.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	1,091	2,112	29.0
Amortization of intangible assets	115	163	2.2
Amortization of debt discount and issuance costs	240	235	3.2
Share-based compensation expense	376	893	12.3
Deferred income taxes	136	(87)	(1.2)
Foreign exchange gains	(4,707)	(1,109)	(15.2)
Goodwill impairment	—	576	7.9
Gain from repurchases of convertible debt	(548)	(67)	(0.9)
Other	33	13	0.2
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(352)	(900)	(12.3)
Prepaid expenses and other assets	(941)	106	1.5
Accounts payable and accrued liabilities	498	499	6.8
Deferred revenue	212	215	2.9
Net cash provided by operating activities	3,725	5,500	75.5
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchase of property and equipment	(2,998)	(1,659)	(22.8)
Proceeds from sale of property and equipment	96	60	0.8
Acquisitions of businesses, net of cash acquired	(531)	(212)	(2.9)
Investments in non-marketable equity securities	—	(35)	(0.5)
Investments in debt securities	—	(2,564)	(35.2)
Proceeds from maturity of debt securities	575	—	—
Investments in term deposits	(935)	(15,150)	(207.9)
Maturities of term deposits	5,518	20,044	275.0
Loans granted	2	(38)	(0.4)
Net cash provided by investing activities	1,727	446	6.1
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	68	29	0.4
Repurchases of convertible debt	(4,675)	(1,187)	(16.3)
Repurchases of ordinary shares	(1,066)	—	—
Payment for contingent consideration	—	(35)	(0.5)
Dividends received from equity securities	—	29	0.4
Net cash used in financing activities	(5,673)	(1,164)	(16.0)
Effect of exchange rate changes on cash and cash equivalents	4,947	1,417	19.5
Net change in cash and cash equivalents	4,726	6,199	85.1
Cash and cash equivalents at beginning of period	12,919	18,039	247.5
Cash and cash equivalents at end of period	17,645	24,238	332.6

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Twelve months ended December 31,
	2014*	2015	2015
	RUB	RUB	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	17,020	9,679	132.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	4,242	7,289	100.0
Amortization of intangible assets	242	502	6.9
Amortization of debt discount and issuance costs	811	967	13.3
Share-based compensation expense	1,210	2,718	37.3
Deferred income taxes	115	(188)	(2.6)
Foreign exchange gains	(6,553)	(1,903)	(26.1)
Impairment of investment in equity securities	700	—	—
Goodwill impairment	—	576	7.9
Gain from repurchases of convertible debt	(548)	(310)	(4.3)
Other	38	(83)	(1.1)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(714)	(1,763)	(24.2)
Prepaid expenses and other assets	(3,069)	888	12.2
Accounts payable and accrued liabilities	1,817	1,160	15.9
Deferred revenue	235	44	0.6
Net cash provided by operating activities	15,546	19,576	268.6
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(9,679)	(13,045)	(179.0)
Proceeds from sale of property and equipment	132	95	1.3
Acquisitions of businesses, net of cash acquired	(6,360)	(398)	(5.5)
Investments in non-marketable equity securities	(45)	(110)	(1.5)
Proceeds from sale of equity securities	120	—	—
Investments in debt securities	(2,546)	(2,564)	(35.2)
Proceeds from maturity of debt securities	575	3,426	47.0
Investments in term deposits	(17,157)	(41,760)	(573.0)
Maturities of term deposits	7,234	42,682	585.6
Loans granted	(207)	(60)	(0.7)
Escrow cash deposit	(656)	58	0.8
Net cash used in investing activities	(28,589)	(11,676)	(160.2)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	191	168	2.3
Proceeds from issuance of convertible debt	2,981	—	—
Repurchases of convertible debt	(6,414)	(6,096)	(83.6)
Payment of debt issuance costs	(42)	—	—
Repurchases of ordinary shares	(8,423)	—	—
Payment for contingent consideration	—	(124)	(1.7)
Dividends received from equity securities	—	29	0.4
Net cash used in financing activities	(11,707)	(6,023)	(82.6)
Effect of exchange rate changes on cash and cash equivalents	9,001	4,716	64.7
Net change in cash and cash equivalents	(15,749)	6,593	90.5
Cash and cash equivalents at beginning of period	33,394	17,645	242.1
Cash and cash equivalents at end of period	17,645	24,238	332.6

* Derived from audited financial statements

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUB millions	2014	2015	Change	2014	2015	Change
Total revenues	14,667	18,094	23%	50,767	59,792	18%
Less: traffic acquisition costs (TAC)	3,095	3,720	20%	11,076	12,741	15%
Ex-TAC revenues	11,572	14,374	24%	39,691	47,051	19%

Reconciliation of Adjusted EBITDA to US GAAP Net Income

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUB millions	2014	2015	Change	2014	2015	Change
Net income	7,572	2,851	-62%	17,020	9,679	-43%
Add: depreciation and amortization	1,206	2,275	89%	4,484	7,791	74%
Add: share-based compensation expense	376	893	138%	1,210	2,718	125%
Add: compensation expense related to contingent consideration	18	88	n/m	35	291	n/m
Add: goodwill impairment	—	576	n/m	—	576	n/m
Less: interest income, net	(257)	(489)	90%	(856)	(1,744)	104%
Less: other income, net	(5,175)	(1,137)	-78%	(6,296)	(2,259)	-64%
Add: provision for income taxes	2,338	1,503	-36%	5,455	3,917	-28%
Adjusted EBITDA	6,078	6,560	8%	21,052	20,969	0%

Reconciliation of Adjusted Net Income to US GAAP Net Income

	Three months			Twelve months
	ended December 31,			ended December 31,
In RUB millions	2014	2015	Change	2014	2015	Change
Net income	7,572	2,851	-62%	17,020	9,679	-43%
Add: SBC expense	376	893	138%	1,210	2,718	125%
Less: reduction in income tax attributable to SBC expense	(5)	(11)	120%	(20)	(41)	105%
Add: compensation expense related to contingent consideration	18	88	n/m	35	291	n/m
Less: foreign exchange gain	(4,707)	(1,109)	-76%	(6,553)	(1,903)	-71%
Add: increase in income tax attributable to foreign exchange gain	937	216	-77%	1,324	355	-73%
Add: impairment of investment in equity securities	—	—	n/m	700	—	-100%
Less: reduction in income tax attributable to impairment of investment in equity securities	—	—	n/m	(175)	—	-100%
Add: goodwill impairment	—	576	n/m	—	576	n/m
Less: gain from repurchases of convertible debt	(548)	(67)	-88%	(548)	(310)	-43%
Add: increase in income tax attributable to gain from repurchases of convertible debt	137	16	-88%	137	77	-44%
Add: amortization of debt discount	243	235	-3%	811	967	19%
Less: reduction in income tax attributable to amortization of debt discount	(56)	(56)	0%	(190)	(230)	21%
Adjusted net income	3,967	3,632	-8%	13,751	12,179	-11%

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin

In RUB millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex- TAC EBITDA Margin (4)
Three months ended December 31, 2015	2,851	15.8%	3,709	6,560	36.3%	45.6%
Twelve months ended December 31, 2015	9,679	16.2%	11,290	20,969	35.1%	44.6%

(1)     Net income margin is defined as net income divided by total revenues.

(2)     Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, goodwill impairment, interest income, net, other income, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)     Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)     Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin

In RUB millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex- TAC Net Income Margin (4)
Three months ended December 31, 2015	2,851	15.8%	781	3,632	20.1%	25.3%
Twelve months ended December 31, 2015	9,679	16.2%	2,500	12,179	20.4%	25.9%

(1)     Net income margin is defined as net income divided by total revenues.

(2)     Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange gain (as adjusted for the increase in income tax attributable to the gain), impairment of investment in equity securities (as adjusted for the income tax reduction attributable to the expense), goodwill impairment, gain from repurchases of convertible debt (as adjusted for the increase in income tax attributable to the gain) and amortization of debt discount (as adjusted for the reduction in income tax attributable to the expense). For a reconciliation of adjusted net income to net income, please see the table above.

(3)     Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)     Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.

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